Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Three Months Ended March 31
	2011		2010
Earnings:
Pretax income (loss) excluding income or loss from equity investments	$65,624		$(4,183)
Adjustments:
Fixed charges	37,188		37,775
Distributed income from equity investments	1,814		—
Capitalized interest, net of amortization	876		1,048
Arch Western Resources, LLC dividends on preferred membership interest	(29)		(35)

Total earnings	$105,473		$34,605

Fixed charges:
Interest expense	$34,580		$35,083
Capitalized interest	—		—
Arch Western Resources, LLC dividends on preferred membership interest	29		35
Portions of rent which represent an interest factor	2,579		2,657

Total fixed charges	$37,188		$37,775
Total fixed charges and preferred stock dividends	$37,188		$37,775

Ratio of earnings to combined fixed charges and preference dividends	2.84	x	0.92	x

Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.